UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September, 2021

Commission File Number: 001-15094

Mobile TeleSystems PJSC

(Translation of registrant’s name into English)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

MTS Agrees to Increase Stake in Sistema Capital to 100%

September 16, 2021

MOSCOW, Russia — Mobile TeleSystems PJSC (“MTS” or “the Company”) (NYSE: MBT; MOEX: MTSS), Russia’s largest mobile operator and a leading provider of media and digital services, announces the signing of a definitive agreement with Sistema Telecom Assets Limited Liability Company and Sistema Finance Joint Stock Company, 100% subsidiaries of MTS’s parent company Sistema PJSFC (“Sistema” — LSE:SSA, MOEX:AFKS), to purchase a 70% equity stake in Sistema Capital LLC (“Sistema Capital”) for RUB 3.5 bn. As a result of the deal, which is expected to close in the near future, MTS will increase its share in Sistema Capital to 100%.

Consolidation of 100% stake in Sistema Capital is aimed at accelerating the launch of new MTS Investments features; developing new offerings for retail and high-net-worth individuals; as well as expanding ecosystem of MTS’s financial services and strengthening Company’s overall market position in the fast-growing Russian retail investment services space.

“According to our estimates, growth over the next couple of years in the Russian retail investment services market will significantly outpace the traditional banking market. The acquisition of this high-quality asset is the next step forward in MTS Bank’s transformation to become a fully-fledged retail financial services provider, including offering a comprehensive set of investment services. Investing in new digital financial products will strengthen our combined market position in retail asset management as well as enhance the attractiveness of MTS Bank by unlocking new opportunities to cross-sell investment services within daily banking, as well as increasing the Bank’s exposure to non-credit fee & commission income. We also aim to deepen the integration of the MTS Investments platform within the broader MTS customer ecosystem — including across mobile banking, loyalty programs, and other front-end consumer interfaces,” commented Ilya Filatov, MTS VP for Financial Services and MTS Bank CEO.

The transaction has received all necessary corporate and regulatory approvals. The transaction was recommended for approval by Audit Committee and MTS Board of Directors has approved the transaction. UBS AG London Branch acted as a financial advisor and provided MTS with fairness opinion in connection with the Transaction. Cleary Gottlieb Steen & Hamilton acted as legal advisor.

MTS first broke into the investment services market after acquiring a 30% equity stake in Sistema Capital in September 2017. In July 2018, the companies together launched the MTS Investments platform, an easy-to-use online trading service for retail investors with a particular focus on diversified mutual funds.

Sistema Capital is one of Russia’s top-15 investment companies by assets under management (AUM), with the company’s AUM having grown threefold since 2018 to reach RUB 184 bn as of August 31, 2021.

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For further information, please contact in Moscow:

Investor Relations Department

Mobile TeleSystems PJSC

Tel: +7 495 223 2025

E-mail: ir@mts.ru

Learn more about MTS. Visit the official blog of the Investor Relations Department at www.ir.mts.ru/ir-blog

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Mobile TeleSystems PJSC (“MTS” - NYSE: MBT; MOEX: MTSS), Russia’s leading mobile connectivity and digital services provider, offers a range of mobile, fixed-line, and digital services. We serve over 80 million mobile subscribers in Russia, Armenia, and Belarus, and about 9 million customers in Russia of fixed-line services, including fixed voice, broadband internet, and pay-TV. To keep pace with evolving customer demand, MTS is redefining what telecommunications services are by offering innovative products beyond its core network-related businesses in various tech segments, including Big Data, financial and banking services, internet of things, OTT, cloud computing, systems integration and e-commerce. We leverage our market-leading retail network as a platform for customer services and sales of devices and accessories. MTS maintains its leadership in the Russian mobile market in terms of revenue and profitability. MTS is majority-owned by Sistema PJSFC. Since 2000, MTS shares have been listed on the New York Stock Exchange and since 2003 - on the Moscow Exchange. For more information, please visit: www.ir.mts.ru.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not undertake or intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the severity and duration of current economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices and the value of financial assets; the impact of Russian, U.S. and other foreign government programs to restore liquidity and stimulate national and global economies, our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so, strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, governmental regulation of the telecommunications industries and other risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS PJSC

By:	/s/ Vyacheslav Nikolaev
	Name:	Vyacheslav Nikolaev
	Title:	CEO

Date: September 16, 2021